UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

Astra Space, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

04634X202

(CUSIP Number)

Baldo Fodera
JMCM Holdings LLC
450 Lexington Avenue, 38th Floor
New York, NY 10017
(212) 273-0458

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
JMCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,838,155 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,838,155 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,838,155 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.01% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	See Item 5

CUSIP No. 04634X202	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Baldo Fodera

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,037,554 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,037,554 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,037,554 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Alexander Morcos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,037,554 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,037,554 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,037,554 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 5 of 9 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(e) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer” or the “Company”) that the Reporting Persons are deemed to beneficially own.  The Company’s principal executive offices are located at 1900 Skyhawk Street, Alameda, CA 94501.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being filed by JMCM Holdings LLC (“JMCM”), a Delaware limited liability company, and Baldo Fodera (“Mr. Fodera”) and Alexander Morcos (“Mr. Morcos”), each a citizen of the United States of America (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”).

This Schedule 13D relates to the Class A Common Stock held directly by JMCM, an investment vehicle formed for the primary purpose of providing its members with the means to manage and preserve assets, and Pine Ridge Advisers LLC, a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “Commission”) that manages the Class A Common Stock for the benefit of Mr. Morcos (or entities owned by him) and a private charitable foundation.  Mr. Fodera and Mr. Morcos are co-managers of JMCM.  Mr. Morcos is the sole member and 100% owner of JMCM.  Mr. Fodera is the managing member of Pine Ridge Advisers LLC.

The address of the principal office for each of the Reporting Persons is 450 Lexington Avenue, 38th Floor, New York, NY 10017.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 6, 2023, JMCM and another investor (together, the “Bridge Investors” and, individually, a “Bridge Investor”) closed an initial financing with the Company for a total investment amount of approximately $13.4 million (the “Initial Financing”).  The Initial Financing is connected to the October 19, 2023 execution of a non-binding term sheet (the “Term Sheet”) between the Company and JMCM that contemplated a financing of up to $25.0 million in the aggregate (the “Proposed Financing”).  The Term Sheet contemplated that a number of investors (the “Potential Investors”), to be identified by JMCM, would participate in an initial closing of the Proposed Financing in an aggregate principal amount of at least $15.0 million, and that additional Potential Investors, to be identified by JMCM and the Company, would further participate in the Proposed Financing for additional principal amounts to be determined.

In connection with the Initial Financing, JMCM purchased $4.0 million aggregate principal amount of senior secured notes due 2024 (the “Existing Notes”), plus $8,333.34 in interest, and associated warrants (the “Existing Warrants”) to purchase up to 1,500,000 post-reverse stock split shares of Class A Common Stock from the Company’s senior secured creditor, pursuant to which the Company was in default as of October 23, 2023.  The Existing Warrants became exercisable on August 4, 2023, and expire on August 4, 2028.  The Existing Warrants, which were acquired by JMCM at a purchase price of $0.333 per Existing Warrant, have an exercise price of $0.808 per share of Class A Common Stock and are subject to a 9.99% Blocker (as defined herein).  In conjunction with the purchase of the Existing Notes and Existing Warrants, the Bridge Investors and the Company entered into a reaffirmation agreement and omnibus amendment agreement (the “Initial Financing Agreement”), dated November 6, 2023, pursuant to which the Bridge Investors agreed to waive certain existing and prospective defaults and events of default under the Existing Notes and the requirement for the Company to comply with the minimum liquidity financial covenant in the Existing Notes until November 17, 2023 or such later date as so may be extended by the Required Holders (as defined in the Existing Notes) to provide the Company with time to raise additional liquidity through various capital raising and cost cutting initiatives and strategic transactions.  The foregoing description of each of the Existing Notes and Existing Warrants does not purport to be complete and is qualified in its entirety by reference to the form of each of the Existing Note and the Existing Warrant, a copy of each of which is filed as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 04634X202	Page 6 of 9 Pages
Pursuant to the Initial Financing Agreement, and simultaneously with the purchase of the Existing Notes on November 6, 2023, the Bridge Investors loaned the Company and its subsidiaries an aggregate of approximately $3.05 million (the “Bridge Financing”), of which $2,550,000 was provided by JMCM, evidenced by senior secured bridge notes (the “Bridge Notes”) that will mature on November 17, 2023.  The Bridge Notes will bear interest at 9.0% per annum payable in kind, which interest rate would increase to 15% per annum upon the existence of an Event of Default (as defined in the Initial Financing Agreement).  The Bridge Notes rank equally as to payment and lien priority with the Existing Notes, are secured by the same collateral as the Existing Notes, are guaranteed by all of the subsidiaries of the Company, and may be repaid, in whole or in part, at any time without prepayment premium or penalty.  The foregoing description of the Bridge Notes does not purport to be complete and is qualified in its entirety by reference to the form of Bridge Note, a copy of which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

In connection with the Bridge Financing and the waiver of the events of default and covenant relief under the Existing Notes, the Bridge Investors purchased warrants (the “Bridge Warrants” and, together with the Existing Warrants, the “Warrants”) to purchase up to 5,314,201 shares of Class A Common Stock at a purchase price of $0.125 per Bridge Warrant that are immediately exercisable at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments, and that expire on November 6, 2028.  JMCM purchased Bridge Warrants entitling JMCM to purchase up to 3,101,433 shares of Class A Common Stock for a purchase price of approximately $387,679.  JMCM may not exercise, and the Company may not issue to JMCM, any portion of the Warrants to the extent that immediately prior to or after giving effect to such exercise and issuance, JMCM (including any affiliates and any persons acting as a “group,” as such term is used for purposes of Section 13(d) of the Act, with JMCM) would exceed 9.99% of the total number of shares of Class A Common Stock outstanding (the “Blocker”).  JMCM may, upon notice to the Company, increase or decrease the Blocker, provided that any increase will not be effective until the 61st day after such notice is delivered to the Company and in no event may exceed 19.99% without the Requisite Stockholder Approval (as defined in the Initial Financing Agreement).  The foregoing description of the Bridge Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Bridge Warrant, a copy of which is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Under the terms of the Initial Financing Agreement, the Company and its subsidiaries agreed to cooperate in providing information in order to facilitate a financing or other debt or equity financing transaction on substantially the same economic terms as those described in the Term Sheet.  The Reporting Persons, along with other Potential Investors, continue to negotiate the terms of the Proposed Financing with the Company and, in connection therewith, may acquire additional equity securities and/or debt of the Issuer and may amend the terms of the Initial Financing. The Proposed Financing contemplated by the Term Sheet is conditioned upon execution of final definitive documentation among the Company and the Potential Investors, and there can be no assurance that the Company and the Potential Investors will be able to negotiate definitive documentation on the terms specified in the Term Sheet or to consummate the Proposed Financing at all.

The foregoing description of the Initial Financing does not purport to be complete and is qualified in its entirety by reference to the text of the Initial Financing Agreement, a copy of which is filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

Separately, between October 1, 2016 and February 2, 2022, an aggregate 199,399 (post-reverse stock split) shares of Class A Common Stock, at an aggregate purchase price of $5,963,724.99, were acquired for the benefit of Mr. Morcos (or entities owned by him) and a private charitable foundation.

The source of the funds used to acquire the foregoing securities was the personal funds of Mr. Morcos.

CUSIP No. 04634X202	Page 7 of 9 Pages
Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Mr. Morcos was an early investor in the Company and, together with the other Reporting Persons, acquired the securities reported herein for investment purposes.  The Reporting Persons have engaged and expect to continue to engage in communications with, without limitation, one or more officers of the Company, members of the board of directors of the Company, shareholders of the Company, advisors, and/or other persons regarding, among other things, the review and evaluation of strategic alternatives, opportunities to increase shareholder value, Company operations, governance and control, and other matters related to the Company.  In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, JMCM may be deemed the beneficial owner of 1,838,155 shares of Class A Common Stock, representing approximately 9.01% of the shares of Class A Common Stock outstanding. This amount consists of 1,838,155 shares of Class A Common Stock that JMCM has the right to acquire within 60 days upon exercise of the Warrants, subject to the Blocker.

As of the date hereof, each of Mr. Fodera and Mr. Morcos may be deemed the beneficial owner of 2,037,554 shares of Class A Common Stock, representing approximately 9.99% of the shares of Class A Common Stock outstanding. This amount consists of 1,838,155 shares of Class A Common Stock that JMCM has the right to acquire within 60 days upon exercise of the Warrants, subject to the Blocker, and 199,399 shares of Class A Common Stock directly beneficially owned by Pine Ridge Advisers LLC.

The foregoing amounts exclude 2,763,278 shares of Class A Common Stock underlying the Warrants, as such shares are not exercisable within 60 days due to the Blocker.

The Reporting Persons share voting and investment power over the 1,838,155 shares of Class A Common Stock directly beneficially owned by JMCM.  Mr. Fodera and Mr. Morcos share voting and investment power over the 199,399 shares of Class A Common Stock directly beneficially owned by Pine Ridge Advisers LLC.

The beneficial ownership percentages reported herein are based on a total of 18,557,785 shares of Class A Common Stock outstanding as of October 2, 2023, as reported in the Issuer’s prospectus supplement filed with the Commission on October 2, 2023, plus 1,859,624 shares of Class A Common Stock issuable to the Reporting Persons within 60 days of the date hereof upon exercise of the Warrants held by JMCM, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock beneficially owned by JMCM.

(e) This Item 5(e) is not applicable.

CUSIP No. 04634X202	Page 8 of 9 Pages
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, dated November 16, 2023, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated November 16, 2023.

Exhibit 2 – Form of Existing Note (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on August 4, 2023).

Exhibit 3 – Form of Existing Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on August 4, 2023).

Exhibit 4 – Form of Bridge Note (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 8, 2023).

Exhibit 5 – Form of Bridge Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s current report on Form 8-K/A fled with the Commission on November 13, 2023).

Exhibit 6 – Initial Financing Agreement, dated November 6, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 8, 2023).

Exhibit 7 – Power of Attorney, dated November 14, 2023.

CUSIP No. 04634X202	Page 9 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2023

JMCM Holdings LLC
By:	/s/ Baldo Fodera
Name:	Baldo Fodera
Title:	Co-Manager

Alexander Morcos
By:	/s/ Baldo Fodera
Name:	Baldo Fodera
Title:	By Power of Attorney

/s/ Baldo Fodera
Baldo Fodera